November 20, 2015

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Matthew Crispino, Office of Information Technologies and Services

RE:                  EarthLink Holdings Corp.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed February 20, 2015

Definitive Proxy Statement on Schedule 14A

Filed March 19, 2015

File No. 001-15605

Dear Mr. Crispino:

Set forth below are the responses of EarthLink Holdings Corp. (“EarthLink”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) contained in its comment letter dated November 6, 2015 (the “Commission Comment Letter”).  When used in this letter, the “Company,” “we,” “us” and “our” refer to EarthLink.

For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Commission Comment Letter and is followed by the corresponding response of the Company.

Part III (as Incorporated by Definitive Proxy Statement)

Executive Compensation

Short-Term Incentives, page 29

1.              In your response letter, please provide additional information as to how the company calculated the 2014 annual incentive payments for its named executive officers (“NEOs”). For example, please explain how the corporate incentive and individual incentive payments for each NEO disclosed in the table on page 31 were calculated. See Items 402(b)(2)(vi) and (vii) of Regulation S-K. Explain how the 145% payout percentage disclosed on page 30 factors into the calculation. Tell us the maximum aggregate bonus pool for your 2014 annual incentive plan, as discussed on page 29, and explain how it factored into the calculation of the incentive plan payments. Also, the disclosure on page 29 indicates that 66⅔% of the maximum short term incentive opportunity for each NEO was based on corporate performance and 33⅓% on individual performance. In fact, however, for all of the NEOs except Mr. Toplisek, corporate performance accounted for 80% of the incentive payment and individual performance accounted for 20%. Please explain. Finally, tell us why Mr. Toplisek’s corporate incentive payment represented a higher percentage of his total payment, and his individual performance a lower percentage, than they did for the other NEOs.

Response:

The Company acknowledges the Staff’s comment. As described on page 29 of the Proxy Statement, the 2014 annual incentive payments for the Company’s NEOs consisted of a corporate incentive opportunity and an individual incentive opportunity.  The 145% corporate payout percentage factored into the calculation of both the corporate incentive payment and the individual incentive payment, as described below.

The 2014 annual incentive plan set forth the maximum short-term incentive opportunities that could potentially be earned by each NEO and provided for a maximum individual performance ranking of 200% when calculating an NEO’s individual incentive payment.  Accordingly, as described on page 29 of the Proxy Statement, mathematically an executive who received a maximum 200% individual performance ranking would have received a 66⅔/33⅓ percentage split in his or her incentive payment between the corporate incentive payment and the individual incentive payment.

However, the plan also authorized the Leadership and Compensation Committee (the “Committee”) to use its discretion to determine lower individual performance rankings, which mathematically would increase the corporate incentive payment proportion of the overall incentive payment.  Additionally, as discussed below, the budgeted aggregate officer bonus pool was set at a level that assumed that the average individual performance payment would be at the 100% individual performance ranking level.  Thus, mathematically the average percentage split in officers’ incentive payments was budgeted to be 80% corporate incentive payment and 20% individual incentive payment (compared to the 66⅔/33⅓ percentage split that would occur if an officer had a maximum 200% individual performance ranking).

The corporate incentive and the individual incentive payments set forth on page 31 of the Proxy Statement were calculated as follows:

The corporate incentive payment amounts were calculated as the product of (i) the NEO’s eligible earnings, (ii) the NEO’s target bonus opportunity percentage, (iii) the 145% corporate performance payout percentage, and (iv) 80%.

The individual incentive payment amounts were calculated as the product of (i) the NEO’s eligible earnings, (ii) the NEO’s target bonus opportunity percentage, (iii) the 145% corporate performance payout percentage, (iv) 20%, and (v) the individual’s performance ranking percentage (which could range from 200% to 0%).

As referred to in the lead-in paragraph to the incentive payments table on page 31 of the Proxy Statement, the Committee used its discretion under the 2014 annual incentive plan and determined that each of the NEOs, other than Mr. Toplisek, had a 100% individual performance ranking and that Mr. Toplisek had a 40% individual performance ranking.  In making this determination as to Mr. Toplisek, the Committee took into account the Company’s sales performance in 2014.  As a mathematical result of the use of this discretion, the NEOs other than Mr. Toplisek had an 80/20 percentage split in their incentive payment between the corporate incentive payment and the individual incentive payment, and Mr. Toplisek had a 91/9 percentage split as a result of a lower individual performance rating.

As stated on page 29 of the Proxy Statement, the 2014 annual incentive plan for officers had a maximum aggregate bonus pool.  This maximum aggregate bonus pool was set at a level that  assumed that the average individual performance payment would be at the 100% individual performance ranking level.  The budgeted aggregate officer bonus pool factored into the calculation of incentive payments as follows:  several individuals in the incentive pool who were not “named executive officers” were awarded individual performance rankings of higher than 100%, which, combined with the other officers’ 100% or lower rankings, resulted in the budgeted aggregate officer bonus pool being paid.

In the 2016 Proxy Statement the Company will provide additional disclosure to clarify comparable payouts under the 2015 annual incentive plan for officers.

2.              The company states on page 30 that each NEO’s target incentive opportunity is a percentage of “eligible earnings.” In your response letter, please define “eligible earnings.” Also, the disclosure indicates that the target incentive opportunities for Messrs. Ferguson, Fink and Toplisek were not increased in 2014. Please advise whether the target incentive opportunity for Mr. Dobbins changed in fiscal year 2014 and, if so, why.

Response:

The Company acknowledges the Staff’s comment. “Eligible earnings” for purposes of the target incentive opportunity described on page 30 of the Proxy Statement consists of the NEO’s actual wages earned during the bonus period, excluding incentive payments, salary continuation, bonuses, income from equity awards, stock options, restricted stock, restricted stock units, deferred compensation, commissions, and any other forms of compensation over and above the NEO’s actual wages earned during the bonus period.  “Eligible earnings” is based on the definition of “Compensation” that is included in the 2014 Short-Term Incentive Bonus Plan that was filed as Exhibit 10.18 to EarthLink’s Form 10-K for the year ended December 31, 2014.

In response to the Staff’s comment regarding the target opportunity for Mr. Dobbins, we refer the Staff to pages 28-29 of the Proxy Statement where the Company discloses that Mr. Dobbins joined EarthLink in October 2013 and was named an executive officer by the Board of Directors in May 2014.  Therefore, fiscal year 2014 was the first year in which Mr. Dobbins had a target incentive opportunity as an executive officer under the short term incentive plan.  However, for the Staff’s information, the target incentive opportunity for Mr. Dobbins did not change when he became an executive officer in 2014.

2014 Special Performance and Retention Arrangements, page 31

3.              We note that although Mr. Toplisek was eligible for a performance-based cash payment of up to $500,000, he received $384,142. Please tell us how that amount was determined.

Response:

The Company acknowledges the Staff’s comment. As described on page 31 of the Proxy Statement, Mr. Toplisek was given an opportunity to earn a performance-based cash payment of up to $500,000, based on EarthLink generating 2014 revenue and Adjusted EBITDA in excess of the 100% payout targets under the 2014 annual incentive plan.  While EarthLink achieved in excess of the 100% payout target for these objectives under the 2014 incentive plan, the full $500,000 could only be earned by Mr. Toplisek on achievement of the maximum payout targets for these objectives set forth in the Executive Incentive Award Agreement between EarthLink and Mr. Toplisek dated March 21, 2014 (and filed as an Exhibit 10.1 to EarthLink’s Form 10-Q for the quarter ended March 31, 2014), and the maximum revenue target was not achieved.  Accordingly, the payment of $384,142 was based on the pro rata portion of the targets achieved.  The formula and the targets were set forth in the Executive Incentive Award Agreement and are included for the Staff’s information in Exhibit A to this letter.

Long-Term Incentive Compensation, page 31

4.              Please explain in more detail how the company determined the number of performance-based and service-based RSUs granted to each NEO in 2014. See Item 401(b)(2)(iii) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment. Item 402(b)(2)(iii) requires the following: “For long-term compensation, the basis for allocating compensation to each different form of award. . . .”

With respect to the basis for allocating the RSU awards between performance-based and service-based RSUs, the Company refers the Staff to page 31 of the Proxy Statement which states, “The Committee’s objectives for the 2014 long-term incentive compensation program were to align the interests of our executives and stockholders and to drive cash generation and operating efficiency while continuing to incentivize new revenue generation and customer churn management. To accomplish these objectives, the Committee granted RSUs of which 50% were performance-based and 50% were service-based.”  The Proxy Statement also stated on page 23:  “This emphasis on annual operating performance combined with equity award vesting requirements and executive stock ownership requirements links executives to long-term stockholder value creation.”

The Committee believes it best addressed the objectives described above by dividing the long-term incentive awards evenly between performance-based awards and service-based awards.  The performance-based awards were intended to align the interests of the executives and stockholders and to drive cash generation and operating efficiency, while incentivizing new revenue generation and customer churn management.  To incentivize stockholder value creation, the service-based awards vest on the third anniversary of the date of grant (as do the performance-based RSUs that are earned) and the executives are required to comply with stock ownership requirements to align their interests with stockholders.

For the Staff’s information, with regard to the number of RSUs granted to each NEO in 2014,  the Committee does not make its decisions in accordance with mathematical formulas.  As stated on page 27 of the Proxy Statement:

“Executive Individual Performance.  The Committee also takes into consideration individual performance so that executive compensation reflects past performance as well as future potential and adequately differentiates between executive officers, based on the scope and complexity of the executive officer’s job position, market comparisons and individual performance.  As a result the Committee does not establish executive compensation levels to achieve a mathematically precise market position.”

* * *

In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there is any additional information that we might provide to assist the Staff’s review, please call me at (404) 748-7650 or our outside counsel David Carter at (804) 697-1253.

Sincerely,

/s/ Louis M. Alterman

Louis M. Alterman
Executive Vice President, Chief Financial Officer

cc:                                Joseph F. Eazor, Chief Executive Officer and President

Samuel R. DeSimone, Jr., General Counsel

David M. Carter, Troutman Sanders LLP

Exhibit A

Excerpt from Executive Incentive Award Agreement with Mike Toplisek

(filed as an exhibit to the Company’s Form 10-Q for the quarter ended March 31, 2014)

Performance-Based Portion of the Award.  Except as otherwise provided below, this Award shall be considered performance-based with respect to forty percent (40%) of the Award ($500,000) and the performance-based portion of the Award shall become earned and payable on March 1, 2015, provided the Participant has been continuously employed by, or providing services to, the Company or an Affiliate from the Date of Grant through such date, with respect to (i) none of the performance-based portion of the Award if the Revenue and Adjusted EBITDA achieved for the Company’s fiscal year ended December 31, 2014 do not equal or exceed their respective Threshold targets set forth on Exhibit A attached hereto; (ii) one-half (1/2) of the performance-based portion of the Award ($250,000) if the Revenue and Adjusted EBITDA achieved for the Company’s fiscal year ended December 31, 2014 equal their respective Threshold targets set forth on Exhibit A attached hereto; (iii) one hundred percent (100%) of the performance-based portion of the Award ($500,000) if the Revenue and Adjusted EBITDA achieved for the Company’s fiscal year ended December 31, 2014 equal or exceed their respective Maximum targets set forth on Exhibit A attached here; and (iv) that amount of the performance-based portion of the Award ($500,000) that equals the sum of (A) one-half (1/2) of the performance-based portion of the Award ($250,000) and (B) the sum (rounded to the nearest whole dollar) of (x) one-hundred fifty thousand dollars ($150,000) multiplied by a fraction, the numerator of which is the Revenue achieved for the Company’s fiscal year ended December 31, 2014 in excess of the Threshold Revenue target (but not to exceed the excess of the Maximum Revenue target less the Threshold Revenue target) and the denominator of which is the excess of the Maximum Revenue target less the Threshold Revenue target and (y) one-hundred thousand dollars ($100,000) multiplied by a fraction, the numerator of which is the Adjusted EBITDA achieved for the Company’s fiscal year ended December 31, 2014 in excess of the Threshold Adjusted EBITDA target (but not to exceed the excess of the Maximum Adjusted EBITDA target less the Threshold Adjusted EBITDA target) and the denominator of which is the excess of the Maximum Adjusted EBITDA target less the Threshold Adjusted EBITDA target, if both the Revenue and Adjusted EBITDA achieved for the Company’s fiscal year ended December 31, 2014 exceed their respective Threshold targets but do not exceed both of their respective Maximum targets.  Notwithstanding the foregoing, the Committee shall adjust the performance objectives as the Committee in its discretion may determine is appropriate in the event of unbudgeted acquisitions or divestitures or other unexpected fundamental changes in the business of the Company, or its business units or products, that are material taken as a whole, to fairly and equitable determine the performance—based portion of the Award that will become earned and payable, in order to prevent any inappropriate enlargement or dilution of the Participant’s rights under this Agreement, in the same manner as Bonus Awards are adjusted under the Company’s 2014 Short-Term Incentive Plan.  For purposes of this Agreement, (i) “Revenue” means the Company’s gross revenue from continuing operations and (ii) “Adjusted EBITDA” means the Company’s earnings (or losses) from continuing operations before interest income or expense and other, net, income taxes, depreciation and amortization, excluding stock-based compensation expense, gain (loss) on investments, net, impairment of goodwill and intangible assets, and restructuring, acquisition and integration-related costs of the Company (the calculation of

Adjusted EBITDA shall include any compensation expense attributable to Bonus Awards to be paid under the Company’s 2014 Short-Term Incentive Plan and any payments to be made under this Agreement).

* * * * *

Target	Revenue ($Millions)	Adjusted EBITDA ($Millions)

Maximum	$1,197.1	$203.2

Threshold	$1,171.0	$192.0